Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Connected Transaction

Technology Development Contract

On 19 December 2022, the Board considered and approved the Technology Development Contract that the Company proposes to enter into with Sinopec Corp.. The Technology Development Contract will be signed before 31 December 2022.

As of the date of this announcement, Sinopec Corp. holds 5,459,455,000 A shares of the Company, representing approximately 50.44% of the Company’s issued share capital, and it is therefore the controlling shareholder of the Company. According to Chapter 14A of the Hong Kong Listing Rules, Sinopec Corp. is a connected person of the Company. Therefore, entering into the Technology Development Contract constitutes a connected transaction of the Company. As the applicable percentage ratio of the Technology Development Contract exceeds 0.1% but is less than 5%, thus entering into the Technology Development Contract is subject to the reporting and announcement requirements but is exempted from the independent shareholders’ approval under Chapter 14A of the Hong Kong Listing Rules.

On 19 December 2022, the Board considered and approved the Technology Development Contract that the Company proposes to enter into with Sinopec Corp.. The Technology Development Contract will be signed before 31 December 2022.

The Technology Development Contract

The main terms of the Technology Development Contract are summarized as follows:

Parties:	(i) Sinopec Corp. (as the entrusting party)
(ii) The Company (as the entrusted party)

Entrusted work:	Sinopec Corp. entrusted the Company to research and develop 100 ton level high-performance carbon fiber related devices and deliver the research and development results, including research reports and test reports before 31 December 2023.

Consideration and payment:	The total consideration of the Technology Development Contract is RMB44,400,000, and Sinopec Corp. will pay RMB5,010,000 and RMB39,390,000 in 2022 and 2023 respectively.

Liabilities for event of default:	If the entrusting party or the entrusted party violates the provisions of the contract and causes breach of contract, the defaulting party shall compensate the non-defaulting party for all direct losses plus liquidated damages not less than 10% of the total contract consideration.

If the research and development results fail to meet the acceptance conditions or fail to pass the acceptance assessment upon expiration of the Technology Development Contract, the entrusted party may, with the consent of the entrusting party, have a 90-day grace period for improvement and correction. If the acceptance conditions are still not met or the acceptance assessment is not passed after the grace period, the entrusted party shall be deemed to be unable to perform the contract and shall be deemed as defaulted.

Effectiveness:	Effective since the date of signature and seal by both parties

The Basis for the Consideration

The consideration of the Technology Development Contract was determined by both parties on an arm’s length basis with reference to the scale, estimated costs and expenses of the entrusted work.

Reasons for and Benefits of Entering into the Technology Development Contract

The first phase of the Company’s 10000 ton level 48K Large Tow Carbon Fiber plant was completed and put into operation. Signing this contract is conducive to further forming the advantages of the “universal level+high performance”, “small tow+large tow” full product spectrum of carbon fiber.

Implications under the Hong Kong Listing Rules

As of the date of this announcement, Sinopec Corp. holds 5,459,455,000 A shares of the Company, representing approximately 50.44% of the Company’s issued share capital, and it is therefore the controlling shareholder of the Company. According to Chapter 14A of the Hong Kong Listing Rules, Sinopec Corp. is a connected person of the Company. Therefore, entering into the Technology Development Contract constitutes a connected transaction of the Company. As the applicable percentage ratio of the Technology Development Contract exceeds 0.1% but is less than 5%, thus entering into the Technology Development Contract is subject to the reporting and announcement requirements but is exempted from the independent shareholders’ approval under Chapter 14A of the Hong Kong Listing Rules.

Approval of the Board

On 19 December 2022, the Board considered and approved the Technology Development Contract that the Company proposes to enter into with Sinopec Corp.. Mr. Wan Tao, Mr. Du Jun and Mr. Xie Zhenglin, due to their positions held in the connected persons of the Company, are deemed to have material interests in the Technology Development Contract and therefore abstained from voting on the relevant resolution at the meeting of the Board.

The Board (including independent non-executive Directors) is of the view that the Technology Development Contract and the transaction thereunder are carried out according to normal commercial terms, in the Company’s ordinary and usual course of business, through fair negotiation between the parties to the contract, and the transaction terms are fair and reasonable, and in the interest of the Company and its shareholders as a whole.

General Information

The Company

Located at Jinshanwei in the southwest of Shanghai in China, the Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of synthetic fibers, resins, plastics, intermediate petrochemical products and petroleum products.

Sinopec Corp.

Sinopec Corp. is a limited liability company established in China, whose main business is the exploration and exploitation, pipeline transportation and sales of crude oil and natural gas; petroleum refining, petrochemical, chemical fiber, fertilizer and other chemical production and product sales, storage and transportation; import and export of petroleum, natural gas, petroleum products, petrochemical and other chemical products and other commodities and technologies, and import and export agency business; research, development and application of technology and information.

Definitions

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“Company”	Sinopec Shanghai Petrochemical Company Limited, a company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00338) as well as in Shanghai Stock Exchange (stock code: 600688)

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00386) as well as in Shanghai Stock Exchange (stock code: 600028)

“Technology Development Contract”	the technology development (entrustment) contract that the Board considered and approved on 19 December 2022 to be entered into between the Company and Sinopec Corp.

“Board”	the board of Directors of the Company

“Director(s)”	the director(s) of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“RMB”	Renminbi, the lawful currency of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“%”	percentage

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 19 December 2022

As at the date of this announcement, the executive Directors of the Company are Wan Tao, Guan Zemin, Du Jun and Huang Xiangyu; the non-executive Directors of the Company are Xie Zhenglin and Peng Kun; and the independent non-executive Directors of the Company are Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song.

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